July 3, 2024

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Bradley Ecker
Jennifer Angelini
SiSi Cheng
Andrew Blume

Re:	Huachen AI Parking Management Technology Holding Co., Ltd
Amendment No.1 to Draft Registration Statement on Form F-1
Submitted March 1, 2024
CIK No. 0001958399

Ladies and Gentlemen:

This letter is being submitted in response to the letter dated March 8, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No.2 to Draft Registration Statement on Form F-1 submitted on March 1, 204. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Draft Registration Statement on Form F-1 (“DRS/A”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the DRS/A.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in DRS/A. Capitalized terms used but not otherwise defined herein have the meanings set forth in the DRS/A.

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1.	We note your response to our prior comment 2 and reissue in part. Please revise your cover page disclosure to clearly identify your ownership percentage of each PRC subsidiary.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page of the DRS/A to identify the ownership percentage of each PRC subsidiary.

Summary of Risk Factors, page 6

2.	We note your response to our prior comment 6 and reissue in part. In your Summary of Risk Factors, describe the risk that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.

Response: In response to the Staff’s comment, we revised our disclosure on pages 6 and 18 of the DRS/A to include the required risk information.

Risk Factors, page 17

3.	We note your response to our prior comment 8. Please include this information in your risk factor disclosure and the section titled "Impact of the COVID-19 Pandemic on the Operations and Financial Performance" on page 51. Your disclosure should describe the specific impacts of COVID-19 on your business and results of operations to date, rather than presenting such risks as hypothetical, and include quantification of amounts where possible.

Response: In response to the Staff’s comment, we revised our disclosure on the pages 5, 39 and 51 of the DRS/A to include the required information.

Capitalization, page 47

4.	We note your updated presentation in response to prior comment 12 and reissue the comment in part. Please revise the liabilities line items to only present your short- and long-term indebtedness, broken down by respective classifications using the same captions shown on your balance sheet. Ensure that the revised subtotals are appropriately calculated.

Response: In response to the Staff’s comment, we revised our disclosure on page 47 of the DRS/A to include the required information in the capitalization table.

Business, page 65

5.	Data presented in the revenue by product category table on page 65 does not appear consistent with the data presented in the table on page F-14. Please revise your disclosures as necessary.

Response: In response to the Staff’s comment, we revised our disclosure on page [65] of the DRS/A to keep the data consistent.

6.	We note your response to our prior comment 17 and reissue it in part. Please revise the introductory text to the revenue ratio tables on pages 75 and 77 to more clearly describe what these tables represent.

Response: In response to the Staff’s comment, we revised our disclosure on page [75] of the DRS/A to include the required information.

Growth Strategies, page 68

7.	We note your response to our prior comment 15. Please revise to clarify the reference to "collaborating" with the external R&D team as well as the charging station and solar panel companies. More fully describe the material terms of your arrangements with such parties, including who will hold ownership and intellectual property rights, and any ongoing obligations or liabilities.

Response: In response to the Staff’s comment, we revised our disclosure on pages 68 and 69 of the DRS/A and disclosed the material terms of the agreement or arrangement with the external R&D team, charging station, and solar panel companies.

Notes to Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue recognition

Maintenance services income, page F-13

8.	You state on page F-14 that you consider the sale of products and services as a single performance obligation. Please explain to us how you considered the guidance in ASC 606-10-25-19 through 25-21 in reaching your conclusion. In addition, tell us how your conclusion is consistent with the timing of revenue recognition related to your equipment structural parts, cubic parking garages and maintenance services disclosed in the filing. In particular, we note your disclosure on page F-13 that "all maintenance services were separated with the product sales." Ensure you revise your disclosures for clarity.

Response: In response to the Staff’s comment, we have revised our disclosure on pages F-13 and F-14 of the DRS/A. We have evaluated the conclusion based on the aforementioned guidelines and believe that our products and services are governed by separate, independently signed contracts that represent distinct performance obligations.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this response has addressed all the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yuning “Grace” Bai, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or gbai@orllp.legal.

Very truly yours,

/s/ Bin Lu
Bin Lu

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